Upon notice duly given, a special meeting of shareholders of Calvert Tax-Free Reserves Money Market Portfolio, a series of Calvert Tax-Free Reserves (the "Portfolio"), was held on September 20, 2013, for the purpose of voting on the merger of the Portfolio into Calvert Ultra-Short Income Fund, a series of The Calvert Fund. With regard to the item being voted, the merger was approved with the following votes:

Affirmative:	128,912,705
Against:	29,759,164
Abstain:	11,573,290